SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING boston BRUSSELS CHICAGO DALLAS GENEVA	HONG KONG houston LONDON LOS ANGELES NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
Founded 1866

May 8, 2015

VIA EDGAR

Mr. John Ganley Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Post-Effective Amendment No. 36 to the Registration Statement on Form N-1A of BlackRock Large Cap Series Funds, Inc. (the “Corporation”) relating to BlackRock Event Driven Equity Fund (the “Fund”)

Dear Mr. Ganley:

On behalf of the Corporation, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 36 (the “Amendment”) to the Corporation’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to the Fund, formerly known as BlackRock Large Cap Core Plus Fund.

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on May 8, 2015.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Corporation’s responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 21, 2015 regarding the Corporation’s Post-Effective Amendment No. 33 to its Registration Statement filed with the Commission on March 6, 2015 for the purpose of revising the Fund’s prospectus and statement of additional information to (i) change the name of the Fund from BlackRock Large Cap Core Plus Fund to BlackRock Event Driven Equity

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

May 8, 2015

Fund, (ii) change the investment process, strategies and portfolio management team of the Fund, (iii) change the Fund’s non-fundamental investment restrictions and (iv) add a performance benchmark. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Corporation. The Corporation’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectus: Cover Page

Comment 1: The Staff notes that the Fund is a series of BlackRock Large Cap Series Funds, Inc. and is changing its name from BlackRock Large Cap Core Plus Fund to BlackRock Event Driven Equity Fund.  In connection with the name change of a series fund, the Staff notes that the name of that series and its investment objectives and policies should not be inconsistent with those implied by the registrant’s name. The Staff suggests that the Fund consider amending the name of the Corporation or the Fund to remedy any such inconsistencies.

Response: The Fund has revised its Prospectus to remove references to the registrant. In addition, the Fund has revised its Statement of Additional Information to state that, although the Fund is a series of BlackRock Large Cap Series Funds, Inc., it may invest in securities of companies with any market capitalization. The Fund believes that these revisions to the Prospectus and Statement of Additional Information will make it clear to investors that the Fund is not limited in its investments to securities of large capitalization companies. Further, the Fund does not intend to use the name of the registrant in other materials relating to the sale of shares of the Fund.

Prospectus: Fees and Expenses of the Fund

Comment 2: Please provide a completed Fee Table and Expense Example to the Staff prior to making a filing pursuant to Rule 485(b) for the Fund.

Response: A completed fee table and expense example were provided supplementally to the Staff on May 6, 2015.

Comment 3: The Staff notes that the Fund will be implementing its new strategy primarily through total return swaps. The Staff requests that if the costs of using swaps can be estimated, that the Fund consider including such costs in a footnote to the Fee Table.

Response: The Fund has considered the Staff’s comment and the various factors that impact these costs during any year. These factors include the extent to which swaps are used during the year, the composition of swaps (where the proportion of long and short positions will vary during

May 8, 2015

the year), changing market conditions and differences in counterparties. In light of these variables, the Fund believes that it is difficult to provide prospective investors with meaningful cost information. The Fund notes that the adviser will consider on an ongoing basis whether positions should be acquired through the use of derivatives or direct investments and will follow an investment approach that it believes is in the best interests of the Fund.

Comment 4: The Staff notes that during the most recent fiscal year the Fund’s portfolio turnover rate was 44% of the average value of its portfolio. The Staff requests that the Fund consider adding disclosure stating that the portfolio turnover rate may be higher in the future due to its change in investment strategy.

Response: The Fund has added disclosure to the Prospectus to indicate that, although the portfolio turnover rate was 44% during the most recent fiscal year, it “expects a higher portfolio turnover rate for its next fiscal year due to its change in investment strategy.”

Prospectus: Principal Investment Strategies of the Fund

Comment 5: The Staff notes that the Fund intends to invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities and related derivative instruments with similar economic characteristics. The Staff requests information on how derivatives will be valued for purposes of the 80% test.

Response: As currently disclosed, the Fund seeks to invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities and related derivative instruments with similar economic characteristics. The Fund intends to use derivative instruments, such as swap agreements, including total return and credit default swap agreements, to further this investment strategy. Derivatives, such as swaps, may be used to obtain exposure to companies or other issuers without actually owning or taking physical custody of the underlying security. The utilization of derivatives such as swaps may lead to efficiencies that will benefit the Fund’s shareholders, as it may be more difficult or costly to invest directly in securities. In addition, the utilization of swaps may avoid certain tax costs and issues associated with investments in passive foreign investment companies.

The Fund expects that a significant portion of its exposure to companies will be gained through the use of swaps. In a typical swap agreement, two parties agree to exchange the returns (or differentials in rates of returns) earned or realized on a particular predetermined investment. The gross returns exchanged between the parties are generally calculated with respect to “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested in a particular underlying asset. Through the use of derivatives, the Fund may obtain a return

May 8, 2015

that is the economic equivalent to the return that would have been obtained from a direct investment of the notional amount of the instrument underlying the swap.

To the extent the Fund engages in swaps or other derivative transactions to acquire exposure for a potential investment that it could otherwise acquire directly, the Fund’s decision will reflect a determination that it is more efficient and cost effective to acquire the investment derivatively. The Fund will acquire equivalent investment exposure whether it invests through the use of derivative transactions or directly in the reference assets, and submits that the use of derivatives in this context is entirely consistent with the Fund’s investment policies.

For the reasons discussed above, the Fund believes that the notional amount of the derivative instrument reflects the Fund’s true exposure to the equity instruments for purposes of the 80% test.

Comment 6: The Staff notes that the Fund may invest in securities convertible into common stock. The Staff requests confirmation of whether the Fund will invest in contingent convertible bonds. If so, the Staff requests consideration of whether to include additional disclosure regarding such investments.

Response: The Fund does not currently intend to invest in contingent convertible bonds.

Comment 7: The Staff notes that the Fund will invest in derivatives, including total return swaps. The Staff requests clarification on how the Fund intends to meet its segregation requirements under Section 18 of the 1940 Act. In addition, the Staff requests confirmation that if the Fund writes credit default swaps, it will cover the full notional value.

Response: As currently disclosed, the Fund intends to use certain derivative instruments as set forth in the Prospectus. The Fund intends to calculate asset coverage for derivatives using the mark to market value, the notional value or the fair value determined by the Fund’s investment adviser in accordance with procedures approved by the Corporation’s Board of Directors. The Fund will maintain an appropriate amount of asset coverage. The Fund confirms that if it writes (sells) a credit default swap, it will cover the full notional value of the swap agreement.

Prospectus: Principal Risks of Investing in the Fund

Comment 8: The Staff notes the length of the section entitled “Fund Overview—Principal Risks of Investing in the Fund” as well as the length of certain risk factors within this section. The Staff requests consideration of whether each disclosed risk factor is, in fact, a principal risk of investing in the Fund. The Staff also requests consideration of whether certain risk factors can be shortened or reformatted into multiple sections.

May 8, 2015

Response: The Fund has reviewed the section entitled “Fund Overview—Principal Risks of Investing in the Fund” and made certain changes in response to the Staff’s comments. The Fund removed the risk factors on investing in convertible securities, preferred securities, emerging market securities and securities of small and mid-capitalization companies, as the risks of investing in these securities are summarized in the risk factors on investing in equity securities, debt securities and foreign securities. The Fund retained these risk factors in the section entitled “Details About the Fund — Investment Risks —Principal Risks of Investing in the Fund.” In addition, the Fund moved the risk factor on investing in money market securities from the sections entitled “Fund Overview — Principal Risks of Investing in the Fund” and “Details About the Fund — Investment Risks — Principal Risks of Investing in the Fund” to the section entitled “Details About the Fund — Investment Risks — Other Risks of Investing in the Fund,” as investing in money market securities is not currently expected to be a primary risk of investing in the Fund.

Further, in the section entitled “Fund Overview—Principal Risks of Investing in the Fund,” the Fund reformatted the first paragraph of the risk factor on investing in derivatives as follows:

“Derivatives Risk — The Fund’s use of derivatives may reduce the Fund’s returns and/or increase volatility. Derivatives also may expose the Fund to greater risk and increase its costs.

Volatility Risk — Volatility is defined as the characteristic of a security, an index or a market to fluctuate significantly in price within a short time period. A risk of the Fund’s use of derivatives is that the fluctuations in their values may not correlate with the overall securities markets.

Counterparty Risk — Derivatives are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligation.

Market and Liquidity Risk — The possible lack of a liquid secondary market for derivatives and the resulting inability of the Fund to sell or otherwise close a derivatives position could expose the Fund to losses and could make derivatives more difficult for the Fund to value accurately.

Valuation Risk — Valuation may be more difficult in times of market turmoil since many investors and market makers may be reluctant to purchase complex instruments or quote prices for them.

Leverage Risk — Certain transactions in derivatives involve substantial leverage risk and may expose the Fund to potential losses that exceed the amount originally invested by the Fund.

Regulatory Risk — The U.S. Government is in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin, reporting and registration requirements. The ultimate impact of the regulations remains

May 8, 2015

unclear. Additional U.S. or other regulations may make derivatives more costly, may limit the availability of derivatives, or may otherwise adversely affect the value or performance of derivatives. Certain aspects of the tax treatment of derivative instruments, including swap agreements and commodity-linked derivative instruments, are currently unclear and may be affected by changes in legislation, regulations or other legally binding authority that could affect the character, timing and amount of the Fund’s taxable income or gains and distributions.”

Further, in the section entitled “Fund Overview—Principal Risks of Investing in the Fund,” the Fund summarized and reformatted the risk factor on employing an event driven strategy as follows:

“Event Driven Strategies Risk — The Fund may invest in event driven strategies, which entail investing in companies involved, or potentially involved, in significant corporate actions. Investment decisions may take into account BlackRock’s perceptions of the likelihood that an event or transaction will occur, the amount of time that the process will take and the perceived expected value following the catalyst. The success of event driven trading depends on the successful prediction of whether various catalyst events will occur or be consummated. If a proposed transaction appears likely not to be consummated or in fact is not consummated or is delayed, the market price of the securities purchased by the Fund may decline sharply and result in losses to the Fund.

The Fund may purchase securities at prices only slightly below the anticipated value to be paid or exchanged for the securities in the proposed merger, exchange offer, cash tender offer or other similar transaction. The purchase price to the Fund may be substantially above the prices at which such securities traded immediately prior to the announcement of such merger, exchange offer, cash tender offer or other similar transaction. If the proposed merger, exchange offer, cash tender offer or other similar transaction appears likely not to be consummated or in fact is not consummated or is delayed, or if the value of a transaction is reduced, the market price of the security to be tendered or exchanged may, and likely will, decline sharply by an amount greater than the difference between the Fund’s purchase price and the anticipated consideration to be paid.

In addition, where a security to be issued in a merger or exchange offer has been sold short in the expectation that the short position will be covered by delivery of such security when issued, failure of the merger or exchange offer to be consummated may force the Fund to cover its short sale, with a resulting, and perhaps significant, loss.

In addition, if BlackRock determines that the offer price for a security which is the subject of a tender offer is likely to be increased, either by the original bidder or by another party, the Fund

May 8, 2015

may purchase securities above the offer price, thereby exposing the Fund to an even greater degree of risk of loss.

Where BlackRock determines that it is probable that a transaction will not be consummated, the Fund may sell the securities of the target company short, at times significantly below the announced tender or offering prices for the securities in the transaction. If the transaction, or another transaction, such as a “defensive” merger or a “friendly” tender offer, is consummated at the announced price or a higher price, the Fund may be forced to cover the short position in the market at a higher price than the short sale price, with a resulting, and perhaps significant, loss.

The consummation of mergers, exchange offers, cash tender offers or other similar transactions can be prevented or delayed by a variety of factors. Transactions may also be contingent on certain contractual conditions precedent.

Offerors in tender or exchange offers customarily reserve the right to cancel such offers in a variety of circumstances. An exchange offer or a cash tender offer may be made for less than all of the outstanding securities of an issuer, with the provision that, if a greater number is tendered, securities will be accepted on a pro rata basis. Thus, after the completion of the offer, and at a time when the market price of the securities has declined below its cost, the Fund may have returned to it, and be forced to sell at a loss, a portion of the securities it tendered.”

Prospectus: Performance Information

Comment 9: The Staff requests confirmation that the Fund will continue to show the Fund’s performance against its current benchmark index in addition to the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index, considering the fact that the Fund is not a risk-free investment. If the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index is added as an additional benchmark, the Staff suggests including it in the Average Annual Total Returns table.

Response: The Fund confirms that it will continue to show its performance against its current benchmark, the Russell 1000 Index. The Fund will also show performance against an additional benchmark, the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index, and will add this benchmark to the Average Annual Total Returns table.

Prospectus: Details About the Fund

Comment 10: The Staff requests that the Fund consider whether the Fund’s investment objective of seeking long-term capital growth is consistent with the Fund’s event driven strategy.

Response: The Fund has reviewed its event driven investment strategy and believes that it is consistent with its investment objective of seeking long-term capital growth.

May 8, 2015

Comment 11: The Staff notes that, as part of its investment process, the Fund intends to seek to maximize absolute risk adjusted returns through long and short investments in the global securities markets, predominantly in equity and equity-linked securities. The Staff requests that the Fund consider if that is consistent with the Fund’s current investment objective of seeking long-term capital growth.

Response: In response to the Staff’s comment, the Fund has revised the disclosure as follows:

“The Fund seeks to achieve its investment objective through long and short investments in the global securities markets, predominantly in equity and equity-linked securities, although the Fund may also invest in fixed-income securities and related derivatives and cash instruments.”

* * * * * * * * * *

The Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Corporation’s documents.

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Corporation’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean

Jesse C. Kean

cc:	Benjamin Archibald John A. MacKinnon